UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CardConnect Corp.

(Name of Issuer)

Common Stock Par Value $0.001
(Title of Class of Securities)

14141X108
(CUSIP Number)

Michael J. Mertz
c/o CardConnect Corp.
1000 Continental Drive, Suite 300
King of Prussia, PA 19406
(484) 581-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 4, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141X108

1	Names of reporting person Michael J. Mertz
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in row (11) excludes certain shares (See instructions) ☐
13	Percent of class represented by amount in row (11) 0%
14	Type of reporting person (See instructions) IN

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, Michael J. Mertz is filing this statement on Schedule 13D with respect to the shares of common stock, par value $0.001 per share (the “Shares”) of CardConnect Corp., a Delaware corporation (the “Company”). This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on April 3, 2017, as amended by Amendment No. 1 filed with the Commission on June 2, 2017 (together, the “Original Schedule 13D”). The Original Schedule 13D and this Amendment No. 2 are together referred to herein as the “Schedule 13D.”

On July 6, 2017, First Data Corporation, a Delaware corporation (“First Data”), and Minglewood Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of First Data (“Merger Sub”), completed the transactions contemplated by the Agreement and Plan of Merger, dated as of May 26, 2017, by and among the Company, First Data and Merger Sub (the “Merger Agreement”).

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of thereof:

Pursuant to the Merger Agreement, Merger Sub commenced the Offer on June 7, 2017, upon the terms and conditions set forth in the offer to purchase and in the related letter of transmittal dated as of June 7, 2017. On July 6, 2017, the Offer expired and Merger Sub accepted for payment, and promptly paid for, all Shares validly tendered and not validly withdrawn.

Pursuant to the terms of the Merger Agreement, after the acceptance of the Shares in the Offer, Merger Sub merged with and into the Company (the “Merger”) at 8:00 a.m. on July 6, 2017 (the “Effective Time”), with the Company surviving the Merger as a wholly-owned subsidiary of First Data (the “Surviving Corporation”) and Merger Sub ceasing to exist following the Merger. Pursuant to the Merger Agreement, at the Effective Time all Shares not accepted in the Offer were converted into the right to receive an amount equal to the Offer Price, net to the seller in cash without interest and subject to any required tax withholding, other than (i) Shares owned by Merger Sub or First Data or held in the Company’s treasury, (ii) Shares owned by any direct or indirect wholly-owned subsidiary of First Data (other than Merger Sub) or the Company immediately prior to the Effective Time, or (iii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares.

In connection with the closing of the Merger, the Shares that previously traded under the stock symbol “CCN”, ceased trading on, and are being delisted from, the NASDAQ Global Market.

Item 5.	Interest in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following to the pertinent subsection at the end thereof:

(a) As a result of the completion of the acquisition described in Item 4 above, which occurred on July 6, 2017, Michael J. Mertz no longer has beneficial ownership of any Shares.

(b) As a result of the completion of the acquisition described in Item 4 above, which occurred on July 6, 2017, the Reporting Persons no longer hold any Shares.

(c) Except for the transactions described in Item 4 above, no transaction in the Shares was effected during the past sixty (60) days by Michael J. Mertz.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

As a result of the completion of the acquisition described in Item 4 above, which occurred on July 6, 2017, the Mertz Tender and Support Agreement terminated in accordance with its terms on July 6, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2017	/s/ Michael J. Mertz
Michael J. Mertz